UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Name of Issuer) Ordinary Shares, par value US$0.0004 Per Share
(Title of Class of Securities) 81663 N206
(CUSIP Number)

Bai Xiaoqing	Brian Spires
Managing Director	Baker & McKenzie
China Investment Corporation	14/F Hutchison House
6/F, New Poly Plaza	10 Harcourt Road
No. 1, Chaoyangmen Beidajie	Central
Dongcheng District, Beijing 100010, P.R.China	Hong Kong
+ 86-10-84096060	+852 2846 2457
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 3, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 81663 N206

1	NAMES OF REPORTING PERSONS China Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
	7	SOLE VOTING POWER

NUMBER OF		Ø
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,327,068,630[1]
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Ø
WITH	10	SHARED DISPOSITIVE POWER

4,327,068,630[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,327,068,630[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

1 Pursuant to the Share Subscription Agreement (as defined below), the 4,327,068,630 Ordinary Shares (as defined below) includes the 3,605,890,530 Ordinary shares issuable upon the conversion of the 360,589,053 convertible preferred shares and the 721,178,100 Ordinary Shares issuable upon the conversion of the 72,117,810 convertible preferred shares underlying the 72,117,810 warrants as reported in this Schedule 13D.

2 This calculation is rounded to the nearest tenth and is based on 27,446,130,256 shares of ordinary shares, par value US$0.0004 per share (the “Ordinary Shares”) of the Issuer outstanding as of May 27, 2011, as reported on the form 6-K of the Issuer dated June 2, 2011, plus the 4,327,068,630 Ordinary Shares underlying the convertible preferred shares and warrants issued on June 3, 2011 as reported in this Schedule 13D.

CUSIP No. 81663 N206
1	NAMES OF REPORTING PERSONS Bridge Hill Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7	SOLE VOTING POWER

NUMBER OF		Ø
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,327,068,630[3]
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Ø
WITH	10	SHARED DISPOSITIVE POWER

4,327,068,630[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,327,068,630[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

3 Pursuant to the Share Subscription Agreement (as defined below), the 4,327,068,630 Ordinary Shares include the 3,605,890,530 Ordinary Shares issuable upon the conversion of the 360,589,053 convertible preferred shares and the 721,178,100 Ordinary Shares issuable upon the conversion of the 72,117,810 convertible preferred shares underlying the 72,117,810 warrants as reported in this Schedule 13D.

4 This calculation is rounded to the nearest tenth and is based on the 27,446,130,256 Ordinary Shares of the Issuer outstanding as of May 27, 2011, as reported on the form 6-K of the Issuer dated June 2, 2011, plus the 4,327,068,630 Ordinary Shares underlying the convertible preferred shares and warrants issued on June 3, 2011 as reported in this Schedule 13D.

CUSIP No. 81663 N206
1	NAMES OF REPORTING PERSONS Country Hill Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7	SOLE VOTING POWER

NUMBER OF		Ø
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,327,068,630[5]
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Ø
WITH	10	SHARED DISPOSITIVE POWER

4,327,068,630[5]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,327,068,630[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%[6]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

5 Pursuant to the Share Subscription Agreement (as defined below), the 4,327,068,630 Ordinary Shares include the 3,605,890,530 Ordinary Shares issuable upon the conversion of the 360,589,053 convertible preferred shares and the 721,178,100 Ordinary Shares issuable upon the conversion of the 72,117,810 convertible preferred shares issuable underlying the 72,117,810 warrants as reported in this Schedule 13D.

6 This calculation is rounded to the nearest tenth and is based on the 27,446,130,256 Ordinary Shares of the Issuer outstanding as of May 27, 2011, as reported on the form 6-K of the Issuer dated June 2, 2011, plus the 4,327,068,630 Ordinary Shares underlying the convertible preferred shares and warrants issued on June 3, 2011 as reported in this Schedule 13D.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Ordinary Shares, par value US$0.0004 per share (the “Ordinary Shares”), of Semiconductor Manufacturing International Corporation (“SMIC” or the “Issuer”), a company incorporated in the Cayman Islands, having its principal executive offices at 18 Zhangjiang Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Item 2. Identity and Issuer

(a) – (c); (f) This Statement is filed by and on behalf of China Investment Corporation (“CIC”), Bridge Hill Investments Limited (“Bridge Hill”) and Country Hill Limited (“Country Hill” and, collectively with CIC and Bridge Hill, the “Reporting Persons”).

CIC is a corporation established under the Company Law of the People's Republic of China. The address of CIC's principal office is New Poly Plaza, No.1 Chaoyangmen Beidajie, Dongcheng District, Beijing, 100010, People’s Republic of China. CIC is an investment company.

Bridge Hill is a corporation established under the Company Law of the Cayman Islands. The address of Bridge Hill’s principal office is Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands. Bridge Hill is an investment company and a wholly-owned subsidiary of CIC.

Country Hill is a corporation established under the Company Law of the Cayman Islands. The address of Country Hill's principal office is Walkers Corporate Services Limited, Walkers House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands. Country Hill is an investment company and a wholly−owned subsidiary of Bridge Hill.

The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth in Schedule A hereto.

(d) – (e)

None of the Reporting Persons, or, to the best of their knowledge, any of the persons listed on Schedule A hereto, have, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 360,589,053 convertible preferred shares of SMIC beneficially owned by the Reporting Persons was US$250,000,000, at a subscription price of HK$5.3900 per share based on an exchange rate of US$1=HK$7.7743. The funds for the subscription of the 360,589,053 convertible preferred shares were provided from the working capital of CIC and its affiliates.

Item 4. Purpose of Transaction

On April 18, 2011, the Issuer and Country Hill entered into a share subscription agreement (the “Share Subscription Agreement”), pursuant to which the Issuer issued to Country Hill, and Country Hill subscribed for, on June 3, 2011, 360,589,053 initial convertible preferred shares and warrants to subscribe for an additional 72,117,810 convertible preferred shares of the Issuer. The holders of the convertible preferred shares have the right to convert their convertible preferred shares into Ordinary Shares at an initial conversion rate of ten Ordinary Shares per convertible preferred share (subject to adjustment(s) for capitalization issues, consolidations, sub-divisions, re-classifications, capital distributions, issues of shares or other securities and other circumstances as provided in the Agreement).

The holders of the convertible preferred shares have the right exercisable at any time to convert their convertible preferred shares into fully paid Ordinary Shares at the applicable conversion rate. The convertible preferred shares will be mandatorily converted into Ordinary Shares at the then applicable conversion rate on June 4, 2012. A copy of the Share Subscription Agreement is attached hereto as Exhibit 1.

Pursuant to the Share Subscription Agreement, the Issuer and Country Hill entered into a warrant agreement dated June 3, 2011 (the “Warrant Agreement”), pursuant to which the Issuer issued and delivered to Country Hill on June 3, 2011 warrants to subscribe for 72,117,810 convertible preferred shares. The warrants are exercisable on any business day within one year after the issuance at an exercise price of HK$5.3900 per share. A copy of the Warrant Agreement is attached hereto as Exhibit 2.

All descriptions of the Share Subscription Agreement and the Warrant Agreement are qualified by the actual documents filed as Exhibits to this Schedule 13D.

Except as described herein, none of the Reporting Persons nor, to their best knowledge, the persons set forth on Schedule A, have any present plan or proposal that would relate to or result in the occurrence of any of the matters set forth in subparagraphs (a)-(c) and (e)-(j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission, although the Reporting Persons and the persons set forth on Schedule A reserve the right to develop such plans or proposals. With respect to subparagraph (d) of Item 4, Country Hill has the right to nominate one member of the board of directors of the Issuer under the Share Subscription Agreement.

Item 5. Interest in Securities of the Issuer

The information set forth in Item 4 is hereby incorporated by reference in its entirety into this Item 5.

(a) — (b) CIC may be deemed to have (i) beneficial ownership and (ii) shared power with Bridge Hill and Country Hill to vote or direct the vote of, and shared power with Bridge Hill and Country Hill to dispose or direct disposition of, 4,327,068,630 Ordinary Shares, representing 13.6% of the outstanding Ordinary Shares. CIC may be deemed to be the beneficial owner of the Ordinary shares of the Issuer because Country Hill, the record owner of the convertible preferred shares and the warrants, is CIC’s indirect wholly-owned subsidiary.

Bridge Hill may be deemed to have (i) beneficial ownership and (ii) shared power with CIC and Country Hill to vote or direct the vote of, and shared power with CIC and Country Hill to dispose or direct disposition of, 4,327,068,630 Ordinary Shares, representing 13.6% of the outstanding Ordinary Shares. Bridge Hill may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer because Country Hill, the record owner of the convertible preferred shares and the warrants, is Bridge Hill’s wholly-owned subsidiary.

Country Hill may be deemed to have (i) beneficial ownership and (ii) shared power with CIC and Bridge Hill to vote or direct the vote of, and shared power with CIC and Bridge Hill to dispose or direct disposition of, 4,327,068,630 Ordinary Shares, representing 13.6% of the outstanding Ordinary Shares. Country Hill may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer because Country Hill is the record owner of the convertible preferred shares and the warrants.

The foregoing percentage is based on the 27,446,130,256 Ordinary Shares of the Issuer outstanding as of May 27, 2011, as reported on the form 6-K of the Issuer dated June 2, 2011, plus the 4,327,068,630 Ordinary shares underlying the convertible preferred shares and warrants issued on June 3, 2011 as reported in this Schedule 13D.

(c) During the past sixty (60) days, another wholly-owned subsidiary of CIC incorporated under the Company Law of the People's Republic of China has disposed all of the 13,637,000 Ordinary Shares it had held in SMIC in three transactions: 3,822,000 Ordinary Shares were sold at a price of HK$0.89031 per Ordinary Share on May 12, 2011, 3,833,000 Ordinary Shares were sold at a price of HK$0.80714 per Ordinary Share on May 17, 2011 and 5,982,000 Ordinary Shares were sold at a price of HK$0.77431 per Ordinary Share on May 18, 2011. These transactions were effected through Hong Kong Securities Clearing Company Limited.

Other than the disposal of Ordinary Shares as described above and the purchase of convertible preferred shares and warrants as described in Item 4, none of the Reporting Persons nor, to their best knowledge, any of the persons set forth on Schedule A above, has effected any transaction in the Ordinary Shares of the Issuer during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3, 4 and 5 of this Schedule 13D and the Exhibits is hereby incorporated by reference in its entirety into this Item 6.

In particular, the key terms of the Share Subscription Agreement include:

Voting rights: The convertible preferred shares entitle Country Hill to receive notice of, attend and vote at any meeting of shareholders of the Issuer. Each convertible preferred share confers on Country Hill such number of votes as if the convertible preferred shares had been converted into Ordinary Shares.

Pre-emptive rights: If the Issuer proposes to issue any new Ordinary Shares or preferred shares carrying voting rights, any securities convertible into or exchangeable into Ordinary Shares or preferred shares carrying voting rights or any warrants or other rights to subscribe for Ordinary Shares or preferred shares carrying voting rights, Country Hill has the right to subscribe for such number of additional convertible preferred shares so as to enable Country Hill to hold, after the issue of the relevant securities, a pro rata portion of the issued share capital of the Issuer equal to the original percentage of the issued share capital of the Issuer beneficially owned by Country Hill prior to such issuance.

Lock-Up: With certain exceptions, neither Country Hill nor its Permitted Transferees (as defined in the Share Subscription Agreement) may offer, pledge or otherwise transfer or dispose of any of the convertible preferred shares or the warrants subscribed for under the Share Subscription Agreement or any of the Ordinary Shares issuable upon conversion of the convertible preferred shares, without the prior written consent of the Issuer, for a period of two years from the closing date, June 3, 2011.

Other than as described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Share Subscription Agreement, dated April 18, 2011, by and between Semiconductor Manufacturing International Corporation and Country Hill Limited.
Exhibit 2	Warrant Agreement, dated June 3, 2011, by and between Semiconductor Manufacturing International Corporation and Country Hill Limited.
Exhibit 3	Agreement of Joint Filing, dated June 13, 2011, by and between China Investment Corporation, Bridge Hill Investments Limited and Country Hill Limited.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, complete and correct.

DATED: June 13, 2011

China Investment Corporation

By:	/s/ Lou Jiwei

	Name:	Lou Jiwei
	Title:	Chairman and CEO

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, complete and correct.

DATED: June 13, 2011

Bridge Hill Investments Limited

By:	/s/ Gao Xiqing

	Name:	Gao Xiqing
	Title:	Sole Director

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, complete and correct.

DATED: June 13, 2011

Country Hill Limited

By:	/s/ Gao Xiqing

	Name:	Gao Xiqing
	Title:	Sole Director

Schedule A

Officers and Directors of China Investment Corporation

The following table sets forth the name, position with China Investment Corporation (“CIC”) and present principal occupation of each director and executive officer of CIC. Unless otherwise indicated below, the business address of each such person is New Poly Plaza, No.1 Chaoyangmen Beidajie, Dongcheng District, Beijing, 100010, People’s Republic of China, and each such person is a citizen of the People's Republic of China.

Name, Business Address and Position with CIC	Present Principal Occupation or Employment
Lou Jiwei Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of CIC

Gao Xiqing Vice Chairman, President and Chief Investment Officer	Vice Chairman, President and Chief Investment Officer of CIC

Zhang Hongli
Executive Director, Executive Vice President and Chief Operating Officer	Executive Director, Executive Vice President and Chief Operating Officer of CIC

Zhang Xiaoqiang 38 South Yuetan Street, Xicheng District, Beijing, China Non−Executive Director	Vice Chairman of the National Development and Reform Commission of the People’s Republic of China

Li Yong 3 Sanlihe Nansanxiang, Xicheng District, Beijing, China Non−Executive Director	Vice Minister of Finance of the People’s Republic of China

Chen Jian No.2, Dong Chang'an Avenue, Dongcheng District, Beijing, China Non-executive Director	Vice Minister of Commerce of the People’s Republic of China

Hu Xiaolian 32 Chengfang Street, Xicheng District, Beijing, China Non-executive Director	Vice Governor of the People’s Bank of China

Fang Shangpu No.18, Fucheng Road, Haidian District, Beijing, China Non-executive Director	Deputy Administrator of the State Administration of Foreign Exchange of the People’s Republic of China

Liu Zhongli 3 Sanlihe Nansanxiang, Xicheng District, Beijing, China Independent Director	Chair of the Chinese Institute of Certified Public Accountants

Wang Chunzheng No.22, Xianmen Street, Xicheng District, Beijing, China Independent Director	Executive Vice Chairman of China Center for International Economic Exchanges

Li Xin Employee Director	Employee Director and Head of Human Resource Department of CIC

Jin Liqun Chairman of the Board of Supervisors	Chairman of the Board of Supervisors of CIC

Peng Chun Executive Vice President	Executive Vice President of CIC and President of Central Huijin Investment Ltd.

Fan Yifei Executive Vice President and Deputy Chief Operating Officer	Executive Vice President and Deputy Chief Operating Officer of CIC

Xie Ping Executive Vice President and Deputy Chief Investment Officer	Executive Vice President and Deputy Chief Investment Officer of CIC

Wang Jianxi Executive Vice President and Chief Risk Officer	Executive Vice President and Chief Risk Officer of CIC

Liang Xiang Counselor and Member of the Executive Committee	Counselor of CIC

Sole Director of  Bridge Hill Investments Limited

The following table sets forth the name, position with Bridge Hill and present principal occupation of the sole director of Bridge Hill. The business address of the sole director is Walkers Corporate Services Limited, Walkers House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands, and the sole director is a citizen of the People's Republic of China.

Name and Position	Present Principal Occupation or Employment
Gao Xiqing Sole Director of Bridge Hill	Vice Chairman, President and Chief Investment Officer of CIC

Sole Director of Country Hill Limited

The following table sets forth the name, position with Country Hill Limited and present principal occupation of the sole director of Country Hill Limited. The business address of the sole director is Walkers Corporate Services Limited, Walkers House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands, and the sole director is a citizen of the People's Republic of China.

Name and Position	Present Principal Occupation or Employment
Gao Xiqing Sole Director of Country Hill	Vice Chairman, President and Chief Investment Officer of CIC